SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of march, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

VIVO PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ MF 02.558.118/0001-65 - NIRE 31.3.0002535-7

TELEMIG CELULAR S.A.
Publicly-held Company
CNPJ MF 02.320.739/0001-06 NIRE 31.3.0001299-9

NOTICE OF MATERIAL FACT

The managements of Vivo Participações S.A. (“Vivo Part.”), Telemig Celular Participações S.A., ("TCP") and Telemig Celular S.A. (“TC”) (jointly referred to as “Companies”), in compliance with and for the purpose of Instructions CVM Nr. 319/99 and 358/02, inform that it was approved on the date hereof, by their respective Board of Directors, the proposal to be submitted to the shareholders of the Companies, of a corporate restructuring for the merger of shares of TC into TCP and of TCP into Vivo Part., for the conversion of TC into the wholly-owned subsidiary of TCP and of TCP into the wholly-owned subsidiary of Vivo Part. (“Corporate Restructuring”).

1. Purposes: The purpose of the intended Corporate Restructuring is to simplify the current organizational structure that currently comprises three publicly-held companies, two of them with ADRs traded abroad. The simplified structure will reduce administrative costs and allow the shareholders of the Companies to participate in one company with shares traded in the Brazilian and International stock exchanges increasing liquidity and facilitating the unification, standardization and the rationalization of the general administration of the businesses.

As TC shall be a wholly-owned subsidiary of TCP and that TCP shall become a wholly-owned subsidiary of Vivo Part., their registries with CVM and with BOVESPA will be cancelled, as well as the registries of TCP with the Securities and Exchange Commission “SEC” and with the New York Stock Exchange “NYSE”,  in order to eliminate the costs related thereto.

2. Structure: The simplified organization chat herein below reproduced demonstrates the current corporate structure and the corporate structure after the implementation of the Corporate Restructuring described herein. We point out that the referred transaction will not change the final composition of the control of the involved companies:

Current Corporate Structure:

Corporate Structure after the merger of shares of TC into TCP and of TCP into Vivo Part.:

3. Implementation of the Corporate Restructuring: the totality of shares of TC will be merged into TCP, and the holders of the merged shares of TC shall receive  in exchange for their shares, new shares to be issued by TCP. On the same date, the shares of TCP shall be merged into Vivo Part., and the holders of the merged shares of TCP shall receive in exchange for their shares, new shares to be issued by Vivo Part., in accordance with the exchange ratio to be established by the Companies.

Considering the recommendations stated in the Parecer de Orientação nr. 35/08 issued by the Brazilian Securities and Exchange Commission - CVM, special independent committees were created in TCP and in TC (“Special Committees”), in order to issue their opinion regarding the exchange ratio of shares and other conditions of the Corporate Restructuring that will be proposed and to submit their recommendation on such conditions to the Board of Directors of the Companies.

The Special Committees are composed as follows: in TCP: Shakhaf Wine, Director chosen by the majority of the members of the Board of Directors; Marcelo Santos Barbosa, Director indicated by the non-controlling shareholders; and Norair Ferreira do Carmo, chosen jointly the other two members of the Special Committee; and (ii) in TC: Shakhaf Wine, Director chosen by the majority of the members of the Board of Directors; Marcelo Santos Barbosa, Director indicated by the non-controlling shareholders; and Norair Ferreira do Carmo, chosen jointly by the other two members of the Special Committee.

3.1.       The merger of shares of TC and of TCP shall not result in the modification of the number or the composition per class of their shares, that shall be held at the end, in the totality, by Vivo Part. The shareholders of common and preferred shares of TC merged into the net worth of TCP will receive new shares of TCP of the same class, meaning that the preferred shares of TC merged will be exchanged by new preferred shares of TCP to be issued and, the common shares of TC merged will be exchanged by new common shares of TCP to be issued. Immediately after and in the same way, the common and preferred shares of TCP merged Vivo Part. and the respective shareholders of TCP will receive in exchange for their shares, new shares of Vivo Part. of the same class. Therefore, at the end of the transaction, the non-controlling shareholders of TC and of TCP shall become shareholders of Vivo Part.

3.2.        Appraisals: In compliance with Law No. 6,404/76 and CVM Instruction nr. 319/99, a specialized company will be retained to audit the financial reports of TC and of TCP that shall be used as a base to the merger of shares, as well as financial advisory services  for the elaboration of the appraisal reports of the Companies, that shall be used as a parameter for establishing exchange ratio of shares in arm's-length basis. Additionally, for the purposes of accomplishing with article 264 of Law No. 6,404/76,  TCP, TC and Vivo Part. shall have their respective net worth calculated at market value, using the same criteria and on the same base date, being such appraisals prepared by a specialized company.

3.3.        Once the appraisals and the necessary analysis are finished and  the recommendations of the Special Committees are issued to the Board of Directors of TCP and TC fir them to take their resolutions, the Companies disclose  by means of a notice of material fact, the exchange ratio and the other terms and conditions that shall be finally proposed by the Board of Directors of the Companies involved in the Corporate Restructuring.

The proposals of the Board of Directors shall be subject to the approval of the shareholders in the general shareholders’ meetings to be held for this purpose, on the terms of Law No. 6,404/76 and observing what is stated in CVM Instruction No. 319/99 and of Parecer de Orientação CVM nº 35/08. We estimate that the Corporate Restructuring will be concluded in the second semester of 2009.

4.            Additional Information

4.1.        Additionally to  the complementary notice of material fact containing the details on the terms and conditions of the Corporate Restructuring as mentioned above, it will be published the respective call notices for the extraordinary general shareholders’ meeting of the Companies in which the intended Corporate Restructuring will be voted.

4.2.        The shareholders of common and preferred shares of TC and of the common shares of Vivo Part. that dissent of the merger of shares and the shareholders of common shares of TCP that dissent of the merger of its shares shall have, as from the date of the general extraordinary shareholders’ meeting of the Companies that resolve about the Corporate Restructuring, the right to withdraw from the respective companies, by the reimbursement of shares that they are legitimate holders on the announcement of this Notice of Material Fact.

The value of the reimbursement of the shareholders that dissent of the transaction will be timely disclosed, jointly with the other conditions of the transaction.

4.3.        Exam of the Merger of Shares by the Regulatory Agencies. This Corporate Restructuring shall be submitted to Agência Nacional de Telecomunicações - ANATEL. Considering that it is a Corporate Restructuring of companies of the same economic group, the transaction herein described is not subject to the approval by the Conselho Administrativo de Defesa Econômica – CADE. The holding of the  shareholders’ meeting that shall resolve on the Corporate Restructuring  is subject to the effectiveness of the register by Securities Exchange Commission - SEC, in the terms required by the regulation of such North-American commission, in view of the negotiation of ADRs of TCP in the New York Stock Exchange.

4.4.        Future Transactions. Once the Corporate Restructuring is concluded, it shall be considered, subject to the necessary corporate and regulatory approvals, the possibility of the implementation of the merger of TCP into Vivo Part. (as a wholly-owned subsidiary of Vivo Part.), with the purpose of continuing the process of simplifying the corporate structure of the VIVO companies, without causing the alteration in its shareholding structure. However, considering that in this case it is necessary the prior approval of ANATEL, such merger was not contemplated in the Corporate Restructuring herein described.

São Paulo, March 20, 2009.

Ernesto Gardelliano Investor Relations Officer Vivo Participações S.A. Telemig Celular Participações S.A. Telemig Celular S.A.	Roberto Oliveira de Lima President Officer Vivo Participações S.A. Telemig Celular Participações S.A. Telemig Celular S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.